[Company Letterhead]

Via EDGAR and Facsimile (202-772-9369)

November 17, 2008

Mr. Jorge Bonilla

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Data Corporation
File No. 001-31555
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008
Proxy Statement filed April 17, 2008

Dear Mr. Bonilla:

Interactive Data Corporation (the “Company”) sets forth below its responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 5, 2008. The Company’s explanations set forth below are in response to the Comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

2007 versus 2006, page 26 and 27

Comment 1. We note that your discussion of results of operations indicates a significant impact from fluctuations in foreign exchange rates on various revenue and expense items. Please reconcile this disclosure with your assertion on page 52 that transaction gains or losses are not significant. Also, please describe the methodology used to determine the amounts presented within your MD&A.

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 17, 2008

Response:

On a quarterly and annual basis we calculate the impact of the change in foreign exchange rates between the current reporting period and the respective prior year reporting period. We calculate the impact of foreign exchange on current period revenue, cost of services, selling, general and administrative and depreciation expenses. By providing the US dollar impact resulting from the change in foreign exchange rates on these items, we are facilitating period-to-period comparisons of our underlying business.

We calculate this impact by starting with the average foreign exchange rates for each operating currency for the current reporting period and the respective year-ago reporting period. We then calculate the difference between the two period average rates for each of our operating currencies. This difference will result in either a positive or negative rate variance. We then multiply the resulting rate variances by each operating currency’s current period revenue, cost of services, selling, general and administrative and depreciation expenses. The resulting product is then aggregated for all operating currencies. The aggregated amount represents the US dollar impact on current period revenue, cost of services, selling, general and administrative and depreciation expenses from the change in foreign exchange rates between the current reporting period and the respective prior year reporting period.

In contrast, our disclosure on page 52 stating that our transaction gains and losses are not significant, pertain to the impact of translating foreign currency transactions denominated in a currency other than the Company’s functional currency, as described in paragraph 15 in FASB 52 “Foreign Currency Translation”. In order to provide some quantitative perspective, for the years 2005, 2006 and 2007, the net effect of these transaction adjustments to operating income was approximately ($42,508), ($182,221) and $1,258,200, respectively, and were not significant relative to the respective operating results for each period.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 40

Comment 2. Please tell us how the quantitative information provided within your MD&A complies with the requirements of Item 305 of Regulation S-K relative to your foreign currency exposure.

Response: In our recent Form 10-K filings, we have included our revenues from (for the three years in which we present income statement information), and the long-lived assets of (for the two years for which we present balance sheet

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 17, 2008

information), our U.K. operations, our European operations outside of the U.K. and our Asia-Pacific operations. In our recent Form 10-Q filings we present comparable information. While Item 305 of Regulation S-K does not specifically require the above described information to be presented, in light of the significant size of the operations in these non-U.S. geographies, the Company believes that this quantitative information assists investors in understanding the scope of the Company’s exposure to foreign currency exchange rates. In this regard, the Company notes that it has not entered into any market risk sensitive instruments which require disclosure under Item 305 of Regulation S-K.

PROXY STATEMENT, FILED APRIL 17, 2008

Item 11 – Executive Compensation

Our Use of Benchmarking and Survey Data, page 19

Comment 3. We note that the compensation committee uses benchmarks and survey data. Please identify the surveys used as part of your benchmarking efforts in future filing.

Response: In future filings, we will identify the surveys used as part of our benchmarking efforts, as appropriate.

2007 Executive Bonus Plan, page 22

Comment 4. On page 22, we note the assignment of percentages to the threshold, target and maximum bonus opportunities. The disclosure on page 24 does not provide a direct comparison between actual achievement and the targets. In future filings, please disclose the specific target levels and discuss how actual company performance compared to the target levels leading to the bonuses awarded. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.

Response: In future filings, we will disclose the specific target levels and discuss how actual company performance compared to the target levels leading to the bonuses awarded, as appropriate.

Comment 5. On page 23, we note that the individual performance goals provide a payable range of up to 20 percent of the maximum bonus opportunity. In future filings, please provide more detail regarding the individual performance goals and discuss how each officer achieved such goals leading to the bonuses awarded. Also, please clarify if that means that achievement of the maximum level only entitles executives up to 80 percent of the maximum bonus opportunity disclosed on page 22. Please refer to Item 402(b)(2)(v) of Regulation S-K.

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 17, 2008

Response: In future filings, we will provide more detail regarding the individual performance goals and discuss how each officer achieved such goals leading to the bonuses awarded, as appropriate. In future filings, we will also clarify what percent of the maximum bonus opportunity is earned upon achievement of the maximum level of corporate performance, as appropriate.

2007 Long Term Incentive Plan Equity Awards, page 24

Comment 6. In future filings, please disclose how you determined the amount of each long-term equity incentive award provided to each named executive officer.

Response: In future filings, we will disclose how we determined the amount of each long-term equity incentive award provided to each named executive officer, as appropriate.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 17, 2008

If you have any questions with regard to these responses, or if you require additional information, please feel free to contact Stephen T. Giove at Shearman & Sterling at (212) 848-7325.

Sincerely,

/s/ Andrew J. Hajducky III
Executive Vice President
Chief Financial Officer and Treasurer

cc:	Philip J. Hoffman, Compensation Committee Chairman,
Interactive Data Corporation

Robert C. Lamb, Jr., Audit Committee Chairman,
Interactive Data Corporation

Stuart J. Clark, President and Chief Executive Officer,
Interactive Data Corporation

Christine Sampson, Vice President and Chief Accounting Officer,
Interactive Data Corporation

Andrea H. Loew, Executive Vice President and General Counsel,
Interactive Data Corporation

Patricia M. Natale, Assistant General Counsel,
Interactive Data Corporation

Stephen T. Giove, Partner, Shearman & Sterling LLP

Diane Larsen, Partner, Ernst & Young LLP